UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-39461

NANO-X IMAGING LTD

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

Quarterly Results of Operations

On September 9, 2026, NANO-X IMAGING LTD (the “Company”, “Nanox”, “we” or “us”) announced its financial results for the second quarter ended June 30, 2026. A copy of our press release announcing those results is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.

Attached hereto as Exhibit 99.2 are the unaudited, condensed consolidated financial statements of Nanox as of, and for the three and six months ended, June 30, 2026 (including the notes thereto) (the “Q2 2026 Financial Statements”).

Attached hereto as Exhibit 99.3 are Nanox’s Operating and Financial Review and Prospects as of, and for the six months ended, June 30, 2026.

Attached hereto as Exhibit 101 are the Q2 2026 Financial Statements, formatted in IXBRL (eXtensible Business Reporting Language), consisting of the sub-exhibits listed in the exhibit table below.

Exhibit Number	Document Description
99.1	Earnings press release of Nanox for the second quarter ended June 30, 2026
99.2	Unaudited, condensed consolidated financial statements of Nanox as of, and for the three and six months ended, June 30, 2026
99.3	Nanox’s review of its results of operations and financial condition as of, and for the six months ended, June 30, 2026
EX-101.INS	IXBRL Taxonomy Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
EX-101.SCH	IXBRL Taxonomy Extension Schema Document
EX-101.CAL	IXBRL Taxonomy Calculation Linkbase Document
EX-101.DEF	IXBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB	IXBRL Taxonomy Label Linkbase Document
EX-101.PRE	IXBRL Taxonomy Presentation Linkbase Document
EX-104	Cover Page Interactive Data File – the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

Incorporation by Reference

The Q2 2026 Financial Statements attached to this Form 6-K as Exhibit 99.2 and the Operating and Financial Review and Prospects as of, and for the six months ended, June 30, 2026 attached to this Form 6-K as Exhibit 99.3, are incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-294302), and Form S-8 (File No. 333-248322).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD
(Registrant)

Date: September 9, 2026	By:	/s/ Erez Meltzer
	Name:	Erez Meltzer
	Title:	Chief Executive Officer and Acting Chairman of the Board

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